TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
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-2900



03029882

FILE NO. 82-3919

September 1, 2003

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Brief Statement of Accounts for the First Quarter of the Year Ending March 31, 2004 (Consolidated) (dated August 5, 2003)

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

9/9

(Translation)

FILE NO. 82-3919

August 5, 2003

BRIEF STATEMENT OF ACCOUNTS
FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

BANDAI CO., LTD.

Stock Code: 7967

Stock Exchange: Tokyo Stock Exchange (TSE), First Section

(URL: http://www.bandai.co.jp/)

Representative: Takeo Takasu, President and Representative Director

Person to contact: Hiroshi Kawasaki, General Manager, President's Office

TEL (03) 3847-5005

1. Matters concerning the preparation of the brief quarterly statement of accounts:

1) Differences in the accounting method from the recognition method for the most recent fiscal year on a consolidated basis: Yes.

   Tax effect accounting is based on a simplified method.

2) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries (inclusion):	3 companies	(Pleasure Cast Co., Ltd., Bandai Channel Co., Ltd., Bandai Korea Co., Ltd.)
Consolidated subsidiaries (exclusion):	2 companies	(Bandai Automobile Co., Ltd., Bandai Pte. Ltd.)
Companies subject to equity method (inclusion):	1 company	(Tohato Co., Ltd.)

3) The disclosure of brief quarterly statements of accounts has commenced as from the first quarter of the current fiscal year. Hence, no actual results for the first quarter of the previous fiscal year or no comparison with the actual results for the first quarter of the previous fiscal year is given herein.

2. Summary of the operating results for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to June 30, 2003):

(1) Progress of consolidated operating results (In millions of yen, rounded down, except where noted)

	Net Sales		Operating Income		Recurring Income	
First Quarter Ended June 30, 2003	58,119	-%	7,616	-%	7,601	-%
(Reference) Fiscal Year Ended March 31, 2003	244,949		25,868		26,435	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
First Quarter Ended June 30, 2003	4,009	-%	82.03 yen	81.87 yen
(Reference) Fiscal Year Ended March 31, 2003	12,667		254.09 yen	253.74 yen

(2) Movement in the consolidated financial position (In millions of yen, rounded down, except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
First Quarter Ended June 30, 2003	218,412	119,223	54.6%	2,439.43 yen
(Reference) Fiscal Year Ended March 31, 2003	225,683	116,116	51.4%	2,370.91 yen

(3) Consolidated statement of cash flows (In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investment activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the year
First Quarter Ended June 30, 2003	(3,625)	(5,160)	(2,387)	72,574
(Reference) Fiscal Year Ended March 31, 2003	28,009	(3,967)	14,780	83,326

3. Forecasts of consolidated operating results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income	Net Income per Share
Interim Period Ending September 30, 2003	125,000	13,500	6,800	139.14
Fiscal Year Ending March 31, 2004	255,000	28,000	14,200	285.45

* The above forecasts are based on the information available to management at the time they are publicized, as well as assumptions about uncertain factors thought likely to have an effect on future operating results at the time they are publicized. Hence, actual results may differ materially from these forecasts for a variety of reasons.

4. Qualitative information on the summary of operating results for the first quarter and the forecasts of operating results, etc.

(1) Qualitative information on the progress of consolidated operating results, etc.

For the first quarter of the current fiscal year under review (from April 1, 2003 to June 30, 2003), the Japanese economy still remained sluggish due to such factors as slow private spending, though it showed some signs of recovery as the stock market began to recover.

Under these circumstances, the Bandai Group, in the first year of its three-year medium-term business plan, has worked for the "expansion of business" placing emphasis on profitability, using "Let's get aggressive, change and make a great changeover!" as its slogan. Specifically, the Group has actively promoted a character-based "business creation strategy" and "business expansion strategy" focusing on further growth in existing businesses, as well as various measures, in order to achieve sales growth rates higher than those achievable heretofore.

During the first quarter under review, game software business showed underperformance as the Group plans to release major titles during the second quarter or thereafter. However, toy and hobby business grew steadily as character toys for boys, such as *Masked Rider 555* and *PowerRangers (Bakuryu Sentai AbaRangers)* series, earned high popularity.

In addition, in animation business, *Mobile Fighter Gundam SEED* gained popularity among viewers over a broad age spectrum, and produced Group synergies as its popularity was leveraged among Bandai Group companies through the commercialization of products in various business domains, including toy and hobby business.

As a result, on a consolidated basis for the first quarter under review, net sales, operating income, recurring income and net income were 58,119 million yen, 7,616 million yen, 7,601 million yen and 4,009 million yen, respectively.

(2) Qualitative information on changes in the consolidated financial status, etc.

1) Summary of assets, liabilities and shareholders' equity at the end of the first quarter of the fiscal year under review:

Total assets (the total liabilities, minority interests and shareholders' equity) decreased by 7,271 million yen, owing to the payment of trade and other accounts payable and corporate income taxes.

Shareholders' equity increased by 3,106 million yen as net income accounted for 4,009 million, which more than offset 1,222 million yen of dividends paid. Consequently, the equity ratio reached 54.6%, up 3.2 points from the end of the previous fiscal year.

2) Summary of cash flows for the first quarter of the fiscal year under review:

Cash flows from operating activities declined by 3,625 million yen due to a decrease of 5,359 million yen in other accounts payable and the payment of 4,979 million yen of corporate income taxes while net income before income taxes amounted to 7,830 million yen.

Cash flows from investing activities declined by 5,160 million yen due to payments of 3,030 million yen for acquisition of tangible fixed assets and payments of 2,136 million yen for acquisition of investments in securities.

Cash flows from financing activities declined by 2,387 million yen due to a decrease of 873 million yen in short-term loans payable and the payment of 1,222 million yen of dividends.

As a result, cash and cash equivalents at the end of the first quarter of the fiscal year under review decreased by 10,751 million yen from the end of the previous fiscal year to 72,574 million yen.

(3) Qualitative information on the forecasts of operating results, etc.

The economic conditions are expected to continue to remain severe. However, in Japan, our business is projected to remain strong as our branded characters, led by *Mobile Fighter Gundam SEED, Masked Rider 555* and *PowerRangers (Bakuryu Sentai AbaRangers)* series, are expected to remain popular and we will release major game software titles.

In our overseas markets, we will be following the success of our major series characters, such as *Power Rangers* and *Strawberry Shortcake.*

Hence, no amendment is made to the forecasts of semi-annual and whole-year operating results publicized at the time of the announcement of the financial statements for the previous fiscal year (on May 7, 2003).

[Attachment]

Consolidated Financial Statements for the First Quarter

(1) Summary of Consolidated Balance Sheet for the First Quarter

(In millions of yen, rounded down)

	First quarter ended June 30, 2003 (As of June 30, 2003)		Prior fiscal year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%
(Assets)				
I. CURRENT ASSETS	**148,580**	**68.0**	**158,781**	**70.4**
Cash and time deposits	58,337		81,594	
Notes & accounts receivable – trade	43,271		45,670	
Inventories	9,305		8,115	
Deferred tax assets – current	5,090		5,085	
Other current assets	33,357		19,008	
Allowance for doubtful receivables	(782)		(691)	
II. FIXED ASSETS	**69,831**	**32.0**	**66,901**	**29.6**
1. Tangible Fixed Assets	38,764	17.8	37,184	16.5
Buildings and structures	10,909		11,003	
Land	16,539		16,598	
Other tangible fixed assets	11,315		9,581	
2. Intangible Fixed Assets	2,457	1.1	2,577	1.1
3. Investment and Other Assets	28,609	13.1	27,139	12.0
Investment in securities	12,871		10,861	
Deferred tax assets-non-current	4,088		4,369	
Deferred tax assets, land revaluation	8,398		8,398	
Other assets	4,381		4,631	
Allowance for doubtful receivables	(1,130)		(1,121)	
TOTAL ASSETS	**218,412**	**100.0**	**225,683**	**100.0**

(In millions of yen, rounded down)

	First quarter ended June 30, 2003 (As of June 30, 2003)		Prior fiscal year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%
(Liabilities)				
I. CURRENT LIABILITIES	**56,988**	**26.1**	**67,215**	**29.8**
Notes and accounts payable – trade	25,128		27,057	
Short-term bank loans	577		1,480	
Current maturities of long-term debt	10,000		10,000	
Accounts payable - other	11,999		17,231	
Other current liabilities	9,283		11,446	
II. FIXED LIABILITIES	**27,525**	**12.6**	**27,785**	**12.3**
Bonds	25,200		25,200	
Long-term debt	21		69	
Accrued retirement and severance benefits	537		549	
Officers' retirement allowance reserve	1,257		1,395	
Other fixed liabilities	509		570	
TOTAL LIABLITIES	**84,514**	**38.7**	**95,000**	**42.1**
(Minority Interests)				
Minority interests	14,674	6.7	14,566	6.5
(Shareholders' Equity)				
I. Common stock	23,637	10.8	23,633	10.5
II. Capital surplus	22,970	10.5	22,966	10.2
III. Earned surplus	82,324	37.7	79,734	35.3
IV. Difference on land revaluation	(12,085)	(5.5)	(12,085)	(5.4)
V. Other valuation differences of securities	1,177	0.6	927	0.4
VI. Foreign currency translation adjustment	1,351	0.6	1,090	0.5
VII. Treasury stock	(152)	(0.1)	(151)	(0.1)
Total Shareholders' Equity	**119,223**	**54.6**	**116,116**	**51.4**
Total Liabilities, Minority Interests and Shareholders' Equity	**218,412**	**100.0**	**225,683**	**100.0**

(2) Summary of Consolidated Statement of Income for the First Quarter

(In millions of yen, rounded down)

	First quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003)		Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)	
	Amount	%	Amount	%
I. Net Sales	**58,119**	**100.0**	**244,949**	**100.0**
II. Cost of Sales	**31,831**	**54.8**	**138,149**	**56.4**
Gross Profit	**26,287**	**45.2**	**106,800**	**43.6**
III. Selling, General and Administrative Expenses	**18,671**	**32.1**	**80,932**	**33.0**
Operating Income	**7,616**	**13.1**	**25,868**	**10.6**
IV. Non-operating Income	**358**	**0.6**	**1,595**	**0.7**
Interest income	102		439	
Investment income applied by the equity method	-		345	
Other	256		810	
V. Non-operating Expenses	**373**	**0.6**	**1,028**	**0.5**
Interest expense	98		378	
Investment loss applied by the equity method	114		-	
Other non-operating expenses	160		649	
Recurring Income	**7,601**	**13.1**	**26,435**	**10.8**
VI Extraordinary Income	**361**	**0.6**	**551**	**0.2**
Gain on sale of fixed assets	3		132	
Gain on sale of investments in securities	326		266	
Others	31		152	
VII Extraordinary Loss	**133**	**0.2**	**3,077**	**1.2**
Loss on sale of fixed assets	21		1,453	
Loss on sale of investments in securities	12		2	
Loss on valuation of investments in securities	24		773	
Others	75		848	
Net Income before Income Taxes	**7,830**	**13.5**	**23,908**	**9.8**
Corporate Income Taxes, etc.	**3,579**	**6.2**	**9,888**	**4.0**
Minority Interests	**241**	**0.4**	**1,353**	**0.6**
Net Income	**4,009**	**6.9**	**12,667**	**5.2**

(3) Summary of Consolidated Statement of Cash Flows for the First Quarter

(In millions of yen, rounded down)

	First quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003)	Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)
I. Cash Flows from Operating Activities		
Net income before income faxes	7,830	23,908
Depreciation and amortization of consolidation goodwill	1,478	8,560
Increase (decrease) in allowances and reserves	(18)	309
Equity in loss (earnings) in non-consolidated subsidiaries and associated companies accounted for by the equity method	114	(345)
Loss (gain) on disposal & sale and valuation of fixed assets	18	1,568
Loss (gain) on sale and write-down of investments in securities	(290)	509
Decrease (increase) in notes and accounts receivable—trade	2,865	1,933
Decrease (increase) in inventories	(1,139)	(501)
Increase (decrease) in notes and accounts payable—trade	(2,086)	(1,349)
Increase (decrease) in payable	(5,359)	2,556
Payment of bonus to officers	(277)	(200)
Other	(1,882)	232
Subtotal	**1,253**	**37,182**
Amount of interest and dividends received	229	592
Amount of interest paid	(128)	(397)
Amount of income and other taxes paid	(4,979)	(9,368)
Net cash provided by operating activities	**(3,625)**	**28,009**
II. Cash Flows from Investing Activities		
Decrease (increase) in time deposits	(40)	695
Decrease (increase) in marketable securities	(499)	(475)
Payments for acquisition of property, plant and equipment	(3,030)	(7,505)
Proceeds from sale of property, plant and equipment	12	1,510
Payments for acquisition of investments in securities	(2,136)	(1,162)
Proceeds from sale of investments in securities	716	783
Payments for purchase of consolidated company stock	(1)	(1,052)
Payments for furnishing loans receivable	(152)	(934)
Proceeds from collection of loans receivable	53	5,259
Other	(81)	(1,087)
Net cash provided by (used in) investing activities	**(5,160)**	**(3,967)**

(In millions of yen, rounded down)

	First quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003)	Prior fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003)
III. Cash Flows from Financing Activities		
Net increase (decrease) in short-term loans payable	(873)	(2,104)
Payments for repayment of long-term loans payable	(80)	(1,165)
Proceeds from issuing of bonds	-	24,859
Payments for redemption of bonds	-	(5,000)
Proceeds from issuing of stocks	7	14
Proceeds from minority shareholders' subscription	14	-
Payments for acquisition of treasury stock	(2)	(30)
Amount of cash dividends paid	(1,222)	(1,467)
Amount of cash dividends paid to minority shareholders	(230)	(326)
Net cash provided by (used in) financing activities	**(2,387)**	**14,780**
IV. Exchange Adjustment for Cash and Cash Equivalents	**40**	**(581)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(11,132)**	**38,240**
VI. Cash and Cash Equivalents at the Beginning of the Period	**83,326**	**45,005**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**506**	**80**
VIII. Increase in Cash and Cash Equivalents Resulting from Exclusion in the Scope of Consolidation	**(125)**	**-**
IX. Cash and Cash Equivalents at the End of the Period	**72,574**	**83,326**